SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: March 16, 2006	By:	Signed:	Donald F. Barnhardt

		Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, March 15, 2006
Calgary, Alberta
Labour Agreements Ratified between CPR and Rail Canada Traffic Controllers and with CP Police Association.
Canadian Pacific Railway has announced separate collective agreements with its Rail Traffic Controllers, represented by the Teamsters Canada Rail Conference Rail Canada Traffic Controllers Union, and with members of CPR’s Police Service, represented by the Canadian Pacific Police Association.
A three-year agreement governs CPR Rail Traffic Controllers (RTCs) in Calgary, Winnipeg and Montreal, and extends to the end of 2008. It provides improvements for wages, pensions and benefits. In addition, work-life balance provisions have been implemented, which are designed to improve retention of current employees and to make the position more attractive for people looking for a career in the rail industry.
“We are pleased with this settlement and believe it provides value for both the RTCs and our company as a whole,” said CPR President, Fred Green.
RCTC TCRC National Advisor and Chairman of the Union’s negotiating committee, Darrell Arnold, said the Union was very satisfied with the professional manner in which these negotiations were conducted and extremely pleased with the outcome. “Significant achievements were reached in the working conditions and quality of life for all members, especially the junior members,” Arnold said. “All told, this was the most inspiring round of collective bargaining that I have seen in my twenty-five years as a Union negotiator and both the Company and Union team members should be saluted for a job well done.”
Rail Traffic Controllers are responsible for the safe and efficient operation of the Railway within an assigned operating territory. RTCs ensure train delays are minimized in their operating territory through the application of effective planning, scheduling and queuing techniques. The RTC is also responsible for the effective movement of trains and other on-track railway equipment.
CPR also announced a new four-year agreement has been ratified with CPR Police Officers. The agreement extends to the end of 2009 and includes wage and benefit enhancements for railway police officers.
“Our railway police are important to our operations and the new four-year agreement recognizes their important contribution to our company,” said Green, who noted CPR Police Service officers are fully accredited law enforcement professionals who receive ongoing training and certification that meets the standards for peace officers in Canada and the U.S.
“This agreement is another step in our goal of a stable and mutually productive working relationship with Canadian Pacific Railway,” said Clark Rutledge, President of the Canadian Pacific Police Association.
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With the ratification of these agreements, there are now two labour agreements in place between CPR and its Canadian unions that extend to 2009 and one that extends to 2008. These agreements are consistent in the provision of wage and benefits improvements and include a number of work-rule changes to improve productivity.
About Canadian Pacific Railway
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Canadian Pacific Railway
Media:	Investors:
Ed Greenberg	Paul Bell, Vice-President, Investor Relations
(403) 319-3686	(403) 319-3591
(403) 540-8106 (cell)
ed_greenberg@cpr.ca	investor@cpr.ca